1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Terri Warren Reynolds treynolds@lightstonegroup.com M 848.240.3949

December 18, 2023

VIA EDGAR

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus REIT II, Inc. Schedule TO-I Filed on November 28, 2023 File No. 005-94193

Dear Ms. Chalk:

On behalf of Lightstone Value Plus REIT II, Inc. (the “Company”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission received by letter, dated December 7, 2023), to the Company’s Schedule TO-I filed on November 28, 2023 (the “Schedule TO-I”).  To facilitate your review, we have set forth each of the Staff’s comments followed by the Company’s response.

All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I filed November 28, 2023

General

1.
We have noticed multiple discrepancies between the Offer conditions specified under the heading “What are the most significant conditions to the Offer?” in the Summary Term Sheet and Section 6 of the Offer to Purchase. For example, “materially impairs the contemplated benefits to us of the Offer” is listed as the last prong of the first condition on page 6 of the Offer to Purchase, but it omitted from that condition on page 16 of the Offer to Purchase. Please revise to consistently present the Offer conditions in these two sections.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to consistently present the Offer conditions in in Summary Term Sheet and Section 6 of the Offer to Purchase.  The specific revisions made to conform the conditions are discussed in response to comments 3, 4, 6, 7 and 8 and are presented on attached Exhibit A.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 18, 2023

2.
In light of your disclosure of the advisory agreement with the Advisor on page 21 of the Offer to Purchase, it appears that you should file that advisory agreement as an exhibit to Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to file the advisory agreement between the Advisor and the Company as an exhibit.

Summary Term Sheet, page 1

3.
On page 6 of the Offer to Purchase, please describe or expand to explain what constitutes the “contemplated benefits . . . of the Offer” so that stockholders may better understand the scope of your Offer and the relevant conditions.

Response:

In response to the Staff’s comment, the Company has deleted the fifth bullet point on page 6 of the Schedule TO-I and, as a result of the deletion, inserted “or” after the semi-colon at the end of the third bullet point and  deleted the word “or” at the end of the fourth bullet point on page 6.  As revised, the sequence of bullet point of page 6 will read as follows:

“no threatened or pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal shall have been instituted or shall be pending, nor shall we have received notice of any such action, that directly or indirectly:

•
challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offer;

•
in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer; or

•	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restricts or prohibits consummation of the Offer; ~~or~~

~~•~~	~~materially impairs the contemplated benefits to us of the Offer;~~”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 18, 2023

4.
On page 6 of the Offer to Purchase, you have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market, or delete this language.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to delete the phrase “or limitation on prices for” in the fourth bullet point from the bottom on page 6 of the Offer to Purchase.  As revised, the bullet point will read as follows:

“any general suspension of trading in~~, or limitation on prices for,~~ securities on any U.S. national securities exchange or in the over-the-counter market;”

Withdrawal Rights, page 15

5.
Refer to the following disclosure made on page 15 of the Offer to Purchase: “Stockholders may also withdraw Shares tendered at any time on or after January 21, 2024 if their Shares have not been accepted for payment before that time.” It does not appear that January 21, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this Offer. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to replace “January 21, 2024” with “January 30, 2024.”  As revised, the first paragraph of this section will read as follows:

“Stockholders may withdraw Shares tendered at any time before 11:59 p.m. Eastern Time on the Expiration Date. We will not accept any Shares for payment before that time. Stockholders may also withdraw Shares tendered at any time on or after ~~January 21, 2024~~ January 30, 2024 if their Shares have not been accepted for payment before that time.”

Conditions of the Offer, page 16

6.
On page 17 of the Offer to Purchase, you have included a condition that will be triggered by “the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States.” Given the current ongoing hostilities, please explain what is meant by “indirectly involving the United States” for purposes of this condition so that stockholders can better understand its scope.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to add a materiality to the Company qualifier to the condition.  As revised, the fourth bullet point from the top of page 17 and the second bullet point from the bottom of page 6 will read as follows:

“the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States that in the sole determination of the Board is material to the Company;”

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 18, 2023

7.
Refer to the following statement made on page 18 of the Offer to Purchase: “If any of the [Offer] conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.” All conditions to an offer, except conditions relating to the receipt of governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of government approvals, or advise.

Response:

In response to the Staff’s comment, the Company has amended the Schedule TO-I to delete the eighth bullet point on page 18 and to insert a new sentence regarding delay in acceptance for payment of Shares until any required governmental approval is obtained or waived.  In addition, identical revisions are made on page 8 beginning with the fourth bullet point.  As revised, the following sentence will be inserted after the bullet point series on pages 8 and 17:

“In addition, we may delay acceptance for payment or payment for Shares until any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer is obtained on terms satisfactory to us in our reasonable discretion.”

8.
Refer to the following sentence in the last paragraph of this section on page 18 of the Offer to Purchase: “Our failure to timely to [sic] exercise any of the foregoing rights may be deemed a waiver of that right.” If a bidder waives an offer condition, it must do so promptly and with timely notice of the waiver to target security holders; it should not, consistent with its obligation to inform target security holders of changes to the terms of the offer, seek to waive an offer condition by failing to timely assert it. Please confirm your understanding in your response letter.

Response:

In response the Staff’s comment, the Company acknowledges that if it waives an offer condition, it must do so promptly and with timely notice to its stockholders.  The Company has amended the above-described sentence on page 18 of the Offer to Purchase to read as follows:

“Our failure ~~to timely~~ at any time to exercise any of the foregoing rights may be deemed a waiver of that right.

Conditions of the Offer, page 16

9.
Please revise this section to explain how the Company set the Offer price at $6.00 per Share, other than simply reflecting a premium to the West 4 Offer price. If the Company considered trading prices of the Shares in the secondary markets in setting the Offer price, please revise accordingly. If it did not consider secondary market trading prices, expand to explain why it did not do so.

Response:

The Company’s Shares are not currently listed on a national securities exchange and as a result, there is no active trading market for its Shares and they are illiquid.  According to MarketWatch.com, the last quote was $2.60 per Share on February 9, 2021.  SeekingAlpha.com lists the last quote in the grey market of $2.60 per Share on August 18, 2023.  Dividend.com lists the last price as $2.90 per Share as of August 22, 2023.  According to West 4’s Offer to Purchase, “[f]or the period between June 7, 2023 and September 7, 2023, CTT Auctions, an affiliate of CTT, reported secondary market trading prices ranging from $4.41 to $5.67 for shares of the [Company’s] common stock.”  As all of these quotes or sales prices are below both the West 4’s offer price and the Company’s Offer price and well below the most recently published estimated NAV per Share of $10.12, the Board did not take the quotes and sales prices into consideration in determining the Offer price.

Further, the Company also notes that because its and West 4’s offer prices are both well below the most recently published estimated NAV per Share, the Company’s board of directors has recommended that stockholders do not tender their Shares in either the Company’s Offer or the lower West 4 offer.

Christina Chalk, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
December 18, 2023

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have further questions or require additional information, please do not hesitate to call the undersigned directly at 848.340.3949.

Very truly yours,

/s/ Terri Warren Reynolds

Terri Warren Reynolds

cc:	Joseph E. Teichman (Lightstone) Shane Callaghan (SEC Office of Mergers and Acquisitions) Eddie Kim (SEC Office of Mergers and Acquisitions)

May I withdraw my tendered Shares?

Yes. You may withdraw any or all Shares tendered at any time before the Expiration Date. To withdraw your tendered Shares, you must properly submit a written notice of withdrawal (a "Withdrawal Letter") and deliver it, together with any required signature guarantees and any other required documents, to the Depositary in accordance with the procedures shown on the "Important Instructions and Information" page accompanying the Letter of Transmittal. See "The Offer - Section 4."

How will the Company pay for the Shares?

Assuming that we purchase 860,000 Shares at $6.00 per Share, the cost to us will be $5.2 million in the aggregate, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares (resulting in a commensurate increase in the aggregate cost to us by up to approximately $2.0 million) without amending or extending the Offer in accordance with rules promulgated by the SEC. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including approximately $30,000 in fees and expenses estimated to be applicable to the Offer, will be approximately $5.2 million. As of September 30, 2023, we had $41.1 million of cash and cash equivalents. We intend to fund the purchase of Shares in the Offer and pay related costs using our available cash (which does not include restricted cash). See "The Offer - Section 12."

What are the most significant conditions to the Offer?

Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived on or before the Expiration Date, including but not limited to:

- no threatened or pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal shall have been instituted or shall be pending, nor shall we have received notice of any such action, that directly or indirectly:
    - challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offer;
    - in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer; or
    - makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restricts or prohibits consummation of the Offer; ~~or~~
    - ~~materially impairs the contemplated benefits to us of the Offer;~~
- no change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:
    - any general suspension of trading in~~, or limitation on prices for~~, securities on any U.S. national securities exchange or in the over-the-counter market;
    - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
    - the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States that in the sole determination of the Board is material to the Company;
    - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

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- a change in the tax law or regulations, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or
    - in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;
- no tender or exchange offer for any or all Shares (other than the Offer and the West 4 Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed and we have not entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;
- we learn that:
    - any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or
    - any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);
- no person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;
- no action has been taken and no statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:
    - indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;
    - could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or
    - otherwise could reasonably be expected to materially adversely affect our business or prospects~~, or the benefits to us of the Offer~~;
- no change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offer;
- no approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion(we are not aware of any approval, permit authorization, favorable review or consent of any governmental entity required to be obtained);
- we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons; or
- the West 4 Offer has been terminated or withdrawn before the ~~purchase of any Shares in~~ expiration of the Offer.

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In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a real estate investment trust for U.S. federal income tax purposes ("REIT"), we may terminate or amend the Offer or postpone the acceptance of Shares for payment.

- terminate the Offer and return all tendered Shares to the tendering stockholders;
- extend the Offer and, subject to withdrawal rights as set forth in "The Offer - Section 4," retain all of the tendered Shares until the expiration of the Offer as so extended; or
- waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares validly tendered and not withdrawn before the Expiration Date~~; or~~
- ~~delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offe~~r.

Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion before the Expiration Date. The Offer is not conditioned upon on any minimum number of Shares being tendered.

May you amend or terminate the Offer?

Yes, we may amend the Offer, or terminate the Offer subject to the conditions to the Offer. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See "The Offer - Section 6" and "- Section 7."

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- any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:
    - any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;
    - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
    - the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United Statesthat in the sole determination of the Board is material to the Company;
    - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;
    - a change in the tax law or regulations, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or
    - in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;
- a tender or exchange offer for any or all Shares (other than the Offer and the West 4 Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed and we have not entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;
- we learn that:
    - any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or
    - any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);
- any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;
- any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:
    - indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;
    - could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or
    - otherwise could reasonably be expected to materially adversely affect our business or prospects;

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- any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offer;
- any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion (we are not aware of any approval, permit authorization, favorable review or consent of any governmental entity required to be obtained); or
- we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons; or
- the West 4 Offer has been terminated or withdrawn before the expiration of the Offer.

In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT, we may terminate or amend the Offer or postpone the acceptance of Shares for payment.

- terminate the Offer and return all tendered Shares to the tendering stockholders;
- extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all of the Shares until the expiration of the Offer as so extended;or
- waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares validly tendered and not withdrawn before the Expiration Date~~; or~~
- ~~delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer~~.

The conditions referred to above are for our sole benefit and, unless we caused the circumstances giving rise to the condition to occur, may be asserted or waived by us, in whole or in part, at any time and from time to time in our reasonable discretion until the Offer shall have expired or been terminated. Our failure ~~to timely to~~ at any time to exercise any of the foregoing rights may be deemed a waiver of that right. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to each tendering stockholder's right to bring any dispute with respect thereto before a court of competent jurisdiction.

7. Extension of the Offer; Termination; Amendment

Subject to any applicable rule and regulation of the SEC, we expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of the extension. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw his or her Shares.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or to terminate the Offer upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Paying Agent and the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 6 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by adjusting the Purchase Price for

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